PACIFIC MERCANTILE BANCORP

949 South Coast Drive, Suite 300

Costa Mesa, California 92626

(714) 438-2525

February 9, 2010

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention: David Irving, Reviewing Accountant

Mail Stop 4720

Re:	Pacific Mercantile Bancorp (File No. 0-30777):

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Period Ended September 30, 2009

Ladies and Gentlemen:

Set forth in the attachment to this letter are the detailed responses of Pacific Mercantile Bancorp to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in its letter to us dated December 18, 2009 (the “Comment Letter”). According to that letter, the comments relate to the Company’s Quarterly Report Form 10-Q for the period ended September 30, 2009 filed with the Commission under the Securities Exchange Act of 1934, as amended. For ease of review, we have set forth, in the attachment, each of the Staff’s comments and our responses thereto, in the same chronological order as the comments were set forth in the Comment Letter.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (714) 438-2525.

Sincerely,

/s/ NANCY A. GRAY
Nancy A. Gray,
Senior Executive Vice President
and Chief Financial Officer

cc:	William J. Schroeder

RESPONSES OF PACIFIC MERCANTILE BANCORP (File No. 0-30777) TO THE

COMMENT LETTER, DATED DECEMBER 18, 2009, FROM THE STAFF OF THE SECURITIES AND

EXCHANGE COMMISSION RELATING TO THE QUARTERLY REPORT ON FORM 10-Q

FOR THE QUARTER ENDED SEPTEMBER 30, 2009, FILED UNDER

THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Form 10-Q for the Period Ended September 30, 2009

Item 1. Management’s Discussion and analysis of Financial Condition and Results of Operations

Financial Condition

Allowance for Loan losses and Nonperforming Loans, page 31

1.	STAFF COMMENT. We note the continued deterioration in the credit quality of your loan portfolio, as evidenced by increased non-accrual and impaired loans from June 30, 2009 to September 30, 2009. Further, we note that you entered into a memorandum of understanding (“MOU”) with the Federal Reserve Bank of San Francisco, with an emphasis on actions related to the allowance for loan losses. We also note that your allowance for loan loss as a percentage of your loan portfolio decreased from 2.46% at June 30, 2009 to 2.06% at September 30, 2009. Please tell us and revise your future filings to comprehensively bridge the gap between the increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio and your disclosure of the MOU with decrease in your allowance for loan losses from June 30, 2009 to September 30, 2009. In your disclosure, please provide an analysis of the specific and general components of your allowance for loan losses detailing how you determined that each component was directionally consistent with the underlying credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan loss.

Response.

September 30, 2009 Allowance for Loan Losses as set forth in our Form 10-Q for the Quarter then Ended

As noted in the Staff’s comment, as disclosed in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, loans 90 days or more past due increased by approximately $4.1 million, or 15%, during the three months ended September 30, 2009, while our allowance for loan losses as of September 30, 2009 declined to $17.2 million from $20.4 million at June 30, 2009.

However, notwithstanding that increase, during the three months ended September 30, 2009 there were countervailing positive developments and trends that led us to conclude that it was not necessary to increase, correspondingly, the allowance for loan losses at September 30, 2009, including the following:

•

Loans 30-89 days past due declined by $7.5 million, or nearly 50%, during the three months ended September 30, 2009, as a result of which total past due loans (inclusive of loans 90 days or more past due) were nearly $3.4 million, or 8%, lower at September 30, 2009 than at June 30, 2009;

•

Historical loss rates within our commercial loan portfolio, measured over the 18 months ended September 30, 2009, indicated that our future loan losses were likely to be lower than those predicted by industry loss rates.

•

We charged off, during the three months ended September 30, 2009, $2.6 million of non-performing loans for which specific reserves had been established in previous periods and which, therefore, we no longer needed to maintain; and

•	Progress we were making in our collection efforts that have led, so far in the first quarter of 2010, to a decrease of $8 million in nonperforming assets.

As requested, in future filings, we will (i) include more specific information regarding the factors considered in determining the amount of the allowance for loan losses and (ii) provide an analysis of the specific and general components of our allowance for loan losses detailing how we determined, to the extent applicable or relevant, that each component was directionally consistent with the underlying credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan losses.

Subsequent Adjustment to Allowance for Loan Losses at September 30, 2009

In January 2010, the primary federal and the state bank regulatory agencies for our wholly-owned subsidiary bank, Pacific Mercantile Bank (the “Bank”) advised us that, although they did not disagree with the quantitative factors used by us to assess the adequacy of the Bank’s allowance for loan losses (the “ALL”) at September 30, 2009, (i) qualitative factors, such as prevailing economic conditions and uncertainties as to the extent and timing of any economic recovery, should be given greater weight in assessing the adequacy of the ALL and (ii) based on those qualitative factors, the ALL at September 30, 2009 should have been approximately $3.3 million higher than had previously been reported by the Bank.

Based on those regulatory findings, at its January 29, 2010 meeting the Company’s Audit Committee concluded that those qualitative factors should be given greater weight in determining the ALL and determined that, on the basis of those qualitative factors, the ALL as of September 30, 2009 should be increased by $3.3 million to approximately $20.5 million, or approximately the same as at June 30, 2009. The Audit Committee also determined that, as a result, of this adjustment to the ALL, the Company’s previously filed unaudited consolidated financial statements as of and for the three and nine months ended September 30, 2009, included in its Quarterly Report on Form 10-Q for the quarter then ended, could no longer be relied upon. As a result, the Company will be amending its September 30, 2009 Form 10-Q, as soon as reasonably practicable, to give effect to a $3.3 million increase in the ALL, and to describe the factors considered in determining the amount of the ALL, as so adjusted, as of September 30, 2009.

In arriving at these conclusions, the Audit Committee did consider recent trends that cause the Committee to believe that the condition of the Bank’s loan portfolio is improving, as evidenced by: (i) a decline of approximately $5.0 million in loans past due from 30-89 days to approximately $2.6 million at December 31, 2009 from $7.6 million at September 30, 2009, (ii) a decline of approximately $8.0 million in non-accrual loans (which includes loans greater than 90 days past due) to approximately $52 million at December 31, 2009 from approximately $60.0 million at September 30, 2009, and (iii) an additional reduction of approximately $7.5 million in non-accrual loans during January 2010.

2.	STAFF COMMENT. Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 210-10-50-15. Please provide us this information in your response as of the quarterly periods ended September 30, 2009 and June 30, 2009.

Response.

As requested by the Staff, in future filling we will add the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses.

The table which follows sets forth the amount of impaired loans for which there were related allowances for credit losses, determined in accordance with ASC 310-10, together with the amounts of those allowances at September 30, 2009 or June 30, 2009:

	At September 30, 2009			At June 30, 2009
Impaired Loans (dollars in thousands)	Loans	Reserves for Loan Losses	Percent of Reserves to Loans	Loans	Reserves for Loan Losses	Percent of Reserves to Loans
Impaired loans with reserves	$22,257	$6,744	30.3%	$14,587	$7,192	49.3%
Impaired loans without reserves(1)	37,319	—	—	38,643	—	—

Total impaired loans	$59,576	$6,744	11.3%	$53,230	$7,192	13.5%

(1)	Impaired loans without reserves are net of $4.7 million of amounts charged-off prior to September 30, 2009 and $683,000 of amounts charged-off prior to June 30, 2009.

Acknowledgement

We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.